Exhibit 6

FUTUREMEDIA PLC - SUBSCRIPTION AGREEMENT

LEGAL DISCLAIMER AND IMPORTANT LEGAL NOTICE

This document is being solely issued to and directed at:

(a)
persons having professional experience in matters relating to investments and who are investment professionals specified in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”);

(b)	persons self-certified as “high net worth” individuals within the meaning of Article 48(2) of the Order;

(c)	“high net worth” companies to which Article 49(2) of the Order applies;

(d)	unincorporated associations and partnerships which have net assets of not less than £5 million to which Article 49(e) of the Order apply;

(e)	trustees of high value trusts within the meaning of Article 49(6) of the Order;

(f)	persons certified as sophisticated investors within the meaning of Article 50 of the Order;

(g)	persons self-certified as sophisticated investors within the meaning of Article 50A of the Order;

(h)	existing shareholders of the Company falling within Article 43 of the Order; and

(i)	certain persons outside of the United Kingdom to which Article 12 of the Order applies.

This document is exempt from the general restriction on the communication of invitations or inducements to enter into investment activity as would otherwise be required by Section 21 of the Financial Services and Markets Act 2000.

Neither this document, nor its contents, has been approved by an authorised person within the meaning of the Financial Services and Markets Act 2000. Reliance on this document for the purpose of engaging in any investment activity may expose an individual to a significant risk of losing all of the property or other assets invested.

Any investment activity to which this document relates, is available to, and will only be engaged with, those persons described in (a) to (i) above.

It is a condition of your receiving this document that:-

(i)	you fall within, and you warrant to the Company that you fall within, one of the categories of persons described in (a) to (i) above; and

(ii)	if you fall within category (b), it is an condition of your receiving this document that:

(A)	you are a person who has a current certificate of high net worth; and

(B)	that within the last 12 months you have signed a statement in the terms set out at Part 1 of Schedule 5 of the Order; or

(iii)	if you fall within category (f) above, it is a condition of your receiving this document that:

(A)
you are a person who has a current sophisticated investor certificate, signed by an authorised person and dated no earlier than 36 months proceeding the date of receipt of this document, confirming that, in the opinion of such person, you are sufficiently knowledgeable to understand the risks associated with an investment in shares in Nasdaq listed companies; and

(B)	that within the last 12 months you have signed a statement in the terms set out in Article 50(1)(b) of the Order; or

(iv) if you fall with category (g), it is a condition of your receiving this document that:

(A)	you are a self-certified sophisticated investor; and

(B)	that within the last 12 months you have signed a statement in the terms set out at Part 2 of Schedule 5 of the Order.

If you do not fall within any of the above categories you must not rely on this document and you will not be permitted to invest in the Company. You must return the document and accompanying documentation to the Company.

If you are in any doubt about the content of this document and/or any action you should take, you are strongly recommended to seek your own independent financial advice immediately from your stockbroker, solicitor, accountant, independent financial advisor or other properly qualified and authorised professional advisor who specialises in investing in investments in shares.

This document is not intended to be distributed or passed on, directly or indirectly to any person other than the recipient. It is being supplied to you solely for your information and may not be reproduced, forwarded to any other person or published, in whole or in part, for any other purpose.

Neither this document nor any copies of it, may be taken or transmitted into the United States, Canada, Australia, the Republic of Ireland, South Africa or Japan or into any jurisdiction where it would be unlawful to do so. Any failure to comply with this restriction, may constitute a violation of relevant local securities laws.

THE SECURITIES TO WHICH THIS DOCUMENT RELATES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) AND ARE BEING OFFERED ONLY OUTSIDE THE UNITED STATES IN OFFSHORE TRANSACTIONS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT IN RELIANCE ON REGULATION S THEREUNDER. SUCH SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES EXCEPT PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR IN A TRANSACTION NOT SUBJECT TO SUCH REQUIREMENTS.

CONFIDENTIALITY STATEMENT

By accepting a copy of this document, the recipient acknowledges and agrees that it is receiving confidential information that has not been made available to the public. It agrees that it will not disclose, reproduce, circulate, or otherwise make known to any other person the information contained herein, without the prior written consent of the Company.

Futuremedia PLC
Nile House
Nile Street
Brighton BN1 1HW

Gentlemen:

The undersigned understands that the Company is hereby making an offer (the “Offer”) of its Ordinary Shares, 1-1/9 pence per share, of the Company (the “Shares”) at a purchase price of $1.12 per ADS (as defined in section 4 below), together with warrants to purchase 3,000,000 ADSs at an exercise price of $1.12 (the “Warrants”). The Shares and the Warrants together are referred to herein as the “Securities”.

The Offer will expire on April 27, 2007 unless extended by the Company, in its sole discretion (the “Expiration Date”).

1. Subscription. Subject to the terms and conditions of this Agreement, the undersigned hereby subscribes for the aggregate number of Securities set forth on the signature page of this Agreement. Payment of the Aggregate Purchase Price set forth on the signature page is required at the time of delivery of this Agreement to the Company (or at such late time as the Company may agree). The undersigned acknowledges that, in order to subscribe, the undersigned must deliver, to the Company, prior to the Expiration Date, one executed copy of this Agreement.

2. Risk Factors. The undersigned acknowledges and is aware that an investment in the Company involves a substantial degree of risk and should be regarded as highly speculative. As a result, the subscription for Securities should be considered only if the undersigned can reasonably afford a loss of its entire investment. The undersigned should carefully consider, among other things, the risk factors set out in (a) the Company’s Annual Report on Form 20-F (the “20-F”) for the year-ended April 30, 2006 and (b) the prospectus relating to the F-3 Registration Statement (No. 333-141735) filed on behalf of Cornell Capital Partners, LP, in each case as filed with the U.S. Securities and Exchange Commission (“SEC”).

3. Acceptance of Subscription. It is understood and agreed that this Agreement is subject to the following terms and conditions:

    (a) Investments are not binding on the Company until accepted by the Company.

(b) The undersigned hereby intends that his/her/its signature hereon shall constitute an irrevocable subscription to the Company for the aggregate amount of Securities described herein.

4. American Depositary Receipts. The Company's American Depositary Shares ("ADSs") trade on the Nasdaq SmallCap Market under the symbol FMDA. Each ADS represents the right to receive fifty Ordinary Shares of the Company. ADSs are evidenced by American Depositary Receipts ("ADRs"). ADSs evidenced by ADRs are issued by the Bank of New York as Depositary (the "Depositary") of the Company's ADR facility in accordance with the terms of a deposit agreement between the Company and the Depositary. The Company shall promptly amend the deposit agreement with the Depositary to include the Shares and Ordinary Shares underlying the Warrants (the “Warrant Shares”) as ADSs, secure the listing or quotation of ADSs representing the Shares and the Warrant Shares upon each national securities exchange, automated quotation system or other market, if any, upon which ADSs or Ordinary Shares are listed or quoted (subject to official notice of issuance) and shall use its commercially reasonable efforts to maintain, so long as any other ADSs or Ordinary Shares shall be so listed, such listing of all Shares and Warrant Shares from time to time issuable under the terms of this Agreement and/or to take all reasonably necessary action to deliver to the undersigned ADRs evidencing such ADSs. The Company shall bear all costs and expenses in connection with the issuance of ADRs to the undersigned in connection with its investment in the Securities.

5. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to the Company as follows:

(a) The undersigned (i) has adequate means of providing for its current needs and possible contingencies, and it has no need for liquidity of its investment in the Company; (ii) has such knowledge and experience in financial matters that the undersigned is capable of evaluating the relative risks and merits of this investment; and (iii) understands that an investment in the Shares is highly speculative and is able financially to bear the risk of losing its entire investment.

(b) The address set forth on the signature page of this Agreement is its true and correct business address, and it has no present intention of changing its business location or residence (as applicable) to any other jurisdiction.

(c) The undersigned has received and read and represents that it is familiar with this Agreement.

(d) The undersigned, and its representatives, if any, have received and reviewed copies of the following documents:

(i) the Company's Annual Report on Form 20-F for the fiscal year ended April 30, 2006; and

(ii) the Company’s press releases distributed since April 30, 2006; and

(iii) the Company’s filings with the SEC since April 30, 2006, including without limitation all filings on Form 6-k.

The undersigned acknowledges that it has reviewed the foregoing information. It further acknowledges that it has had the opportunity to ask representatives of the Company questions about the Company's business and financial condition and that it has obtained such information as it has requested to the extent it has deemed necessary to permit it to fully evaluate the merits and risks of its investment in the Company. Further, the undersigned has consulted with such other of its investment and/or accounting and/or legal and/or tax advisors as it has deemed necessary and appropriate in making its decision to subscribe for the Shares.

(e) If the undersigned is a corporation, partnership, trust, or other entity, (i) it is authorised and qualified to become a shareholder of, and authorised to make its investment in, the Company; (ii) it has not been formed for the purpose of making an investment in the Company; and (iii) the person signing this Agreement on behalf of such entity has been duly authorised by such entity to do so.

(f) The undersigned is not relying on the Company or any representation contained herein or in the documents referred to herein with respect to the tax and economic effect of its investment in the Company.

(g) The undersigned understands (i) that it is the Company’s intent that all communications and other activities relating to this Agreement and the transactions contemplated hereby are being carried out in compliance with the Financial Services and Markets Act 2000 (“FSMA”) and related secondary legislation, including without limitation the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “FPO”) and (ii) that the Company is relying certain exemptions in the FPO. The undersigned falls within one of the exemptions provided in the FPO and, if either a High Net Worth Individual or a Sophisticated Investor, has provided the Company with such certificates as are required under the FPO in connection therewith.

(h) The undersigned understands that, except as provided herein, the Shares have not been and not expected to be registered under the United States Securities Act of 1933, as amended (the "Act"). The Shares are being offered and sold in an “offshore transaction” outside the United States in accordance with Rule 903 of Regulation S ("Regulation S"), promulgated under the Act. The transferability of the Shares is restricted as provided herein.

(i) At the time the offer to subscribe for the Shares was made, the undersigned and all beneficial owners or subscribers for the Shares hereunder were outside of the United States of America or any other jurisdiction where such offer would be prohibited. The undersigned further represents that the undersigned and all such beneficial owners did not receive any offering documents, with respect to the Shares, in the United States of America or any other jurisdiction where such receipt of same would be prohibited.

(j) The Shares for which the undersigned hereby subscribes are being acquired solely for its own account or for the account of beneficial owners that the undersigned represents, and are not being purchased with a view to or for distribution. It has no present plans to enter into any such contract, undertaking, agreement or arrangement. In order to induce the Company to issue the Shares subscribed for hereby to the undersigned, it is agreed that the Company will have no obligation to recognise the ownership, beneficial or otherwise, of such Shares by anyone but the undersigned and the beneficial owners that the undersigned represents.

(k) The undersigned understands that Shares may be not transferred, sold, assigned, hypothecated or otherwise disposed of, except: (a)(i) pursuant to a registration statement, filed with and declared effective by the SEC, (ii) in an offshore transaction in compliance with Regulation S or (iii) pursuant to another available exemption from the registration requirements under the Act upon the delivery of an opinion of counsel, certification and/or other information satisfactory to the Company and (b) in compliance with all other applicable laws.

(l) The undersigned agrees that, in order to ensure compliance with applicable securities laws, the certificates or ADRs evidencing any Shares will be held in escrow by the Company for a period of 40 days following the date of receipt by the Company of payment in full for all Shares purchased hereunder (the “Restricted Period”). The undersigned agrees not to sell, grant options over, transfer, charge, pledge, hypothecate or otherwise dispose of the Shares during the Restricted Period. The undersigned further agrees not to engage in any hedging transactions or short sales with respect to the Shares during the Restricted Period.

The foregoing representations and warranties are true and accurate as of the date of delivery of this Agreement to the Company and shall survive such delivery. If in any respect such representations and warranties shall not be true and accurate prior to acceptance of this subscription by the Company, the undersigned shall give written notice of such fact to the Company, specifying which representations and warranties are not true and accurate and the reasons therefor.

6. Representations and Warranties of the Company. The Company hereby represents and warrants to the undersigned that, except as set forth in the SEC Documents (as defined herein):

(a)  Organization and Qualification. Save as already disclosed to the undersigned, the Company and its subsidiaries are corporations duly organized and validly existing in good standing under the laws of the jurisdiction in which they are incorporated, and have the requisite corporate power to own their properties and to carry on their business as now being conducted. Each of the Company and its subsidiaries is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Company and its subsidiaries taken as a whole.

(b)  Authorization, Enforcement, Compliance with Other Instruments. (i) The Company has the requisite corporate power and authority to enter into and perform this Agreement, the Warrants and any related agreements (collectively the “Transaction Documents”) and to issue the Shares and the Warrants Shares in accordance with the terms hereof and thereof, (ii) the execution and delivery of the Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Securities and the reservation for issuance and the issuance of the Warrants Shares issuable upon exercise of the Warrants, have been duly authorized by the Company’s Board of Directors and no further consent or authorization is required by the Company, its Board of Directors or its stockholders, (iii) the Transaction Documents have been duly executed and delivered by the Company, (iv) the Transaction Documents constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies.

(c)  Capitalization. As of the date hereof (and before taking into account the transactions contemplated by this Agreement) the authorized capital stock of the Company consists of 2,500,000,000 shares of Ordinary Shares, par value 1- 1/9 pence, and 2,000,000 shares of Preferred Stock, par value 2 pence (“Preferred Stock”) of which 322,627,459 Ordinary Shares (represented by 6,452,549 ADSs) and zero shares of Preferred Stock are issued and outstanding. All of such outstanding shares have been validly issued and are fully paid and nonassessable. Except as disclosed herein or in the SEC Documents (as defined in Section 6(f)), no Ordinary Shares are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company. As of the date of this Agreement, there are outstanding options to purchase an aggregate of 155,726 ADSs at exercise prices ranging from $5.00 to $81.10 under the Company’s employee share option plans (such options expire on dates ranging from April 2007 to June 2016) and warrants to purchase an aggregate of 6,175,104 Ordinary Shares at an exercise price of $0.11 per share (such warrants expire on July 21, 2010) and warrants to purchase an aggregate of 411,692 Ordinary Shares at an exercise price of $0.610 per share (such warrants expire on July 21, 2010) and warrants to purchase an aggregate of 250,000 Ordinary Shares at an exercise price of $0.095 per share (such warrants expire on December 19, 2010) and warrants to purchase an aggregate of 4,750,000 Ordinary Shares at an exercise price of $0.095 per share (such warrants expire on April 19, 2011). Except as disclosed herein or in the SEC Documents, as of the date of this Agreement, (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its subsidiaries, (ii) there are no outstanding debt securities and (iii) there are no agreements or arrangements under which the Company or any of its subsidiaries is obligated to register the sale of any of their securities under the Securities Act and (iv) there are no outstanding registration statements and there are no outstanding comment letters from the SEC or any other regulatory agency. The Company has furnished to the undersigned true and correct copies of the Company’s Articles of Incorporation, as amended and as in effect on the date hereof (the “Articles of Association”), and the terms of all securities convertible into or exercisable for Ordinary Shares and the material rights of the holders thereof in respect thereto other than stock options issued to employees and consultants.

(d)  Issuance of Securities. The Securities are duly authorized and, upon issuance in accordance with the terms hereof, shall be duly issued, fully paid and nonassessable, are free from all taxes, liens and charges with respect to the issue thereof. The Warrant Shares issuable upon exercise of the Warrants have been duly authorized and reserved for issuance. Upon exercise in accordance with the Warrants the Warrant Shares will be duly issued, fully paid and nonassessable.

(e)  No Conflicts. Except as disclosed in the SEC Documents, the execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) result in a violation of the Articles of Association or (ii) conflict with or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, or result in a violation of any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries is bound or affected. Except as disclosed in the SEC Documents, neither the Company nor its subsidiaries is in violation of any term of or in default under its Articles of Incorporation or By-laws or their organizational charter or by-laws, respectively, or any material contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its subsidiaries. The business of the Company and its subsidiaries is not being conducted, and shall not be conducted in violation of any material law, ordinance, or regulation of any governmental entity. The Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under or contemplated by this Agreement in accordance with the terms hereof. The Company and its subsidiaries are unaware of any facts or circumstance, which might give rise to any of the foregoing.

(f)  SEC Documents: Financial Statements. Since January 1, 2003, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC under of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and all registration statements required under the Securities Act (all of the foregoing filed prior to the date hereof or amended after the date hereof and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein, being hereinafter referred to as the “SEC Documents”). The Company has delivered to the undersigned or their representatives, or made available through the SEC’s website at http://www.sec.gov., true and complete copies of the SEC Documents. As of their respective dates, the financial statements of the Company disclosed in the SEC Documents (the “Financial Statements”) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such Financial Statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and, fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Company to the undersigned which is not included in the SEC Documents, including, without limitation, information referred to in this Agreement, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(g)  10(b)-5. As of their respective dates, the SEC Documents did not include any untrue statements of material fact, nor did they omit to state any material fact required to be stated therein necessary to make the statements made, in light of the circumstances under which they were made, not misleading.

7. Delivery of Certificates; Transfer Agent Instructions. The Company will hold in escrow, as described herein, either certificates or ADRs evidencing the Shares without any restrictive legends affixed thereon (except to the extent that any such restrictive legends may be required by The Bank of New York or any successor depositary of the Company’s ADR facility). The certificates or ADRs will be issued in the name of the undersigned and will be held in escrow by the Company during the Restricted Period. Upon the expiration of the Restricted Period, the Company will deliver the certificates representing the Shares or the ADRs to the undersigned.

8. Costs and Expenses Incident to the Purchase. The Company shall bear all costs and expenses incident to the issuance, sale and delivery of the Shares, including, but not limited to, all legal fees; the preparation, printing and delivery of shares certificates; and any cost and expense in connection with the conversion of any of the Shares into ADRs. The Company shall not be obligated to pay any commissions to any third parties or the undersigned in connection with the issuance of the Shares pursuant to this Agreement except as otherwise expressly agreed in writing by the Company.

9. Indemnification.

(a) The undersigned acknowledges that it understands the meaning and legal consequences of the representations and warranties contained herein, and hereby agrees to indemnify and hold harmless the Company, the Company's officers and directors, and their respective agents, employees and affiliates, from and against any and all losses, claims, damages or liabilities, including reasonable solicitors’ or attorneys’ fees, due to or arising out of a breach of any representation(s) or warranty(s) or covenants of the undersigned contained in this Agreement.

(b) The Company acknowledges that it understands the meaning and legal consequences of the representations and warranties contained herein, and hereby agrees to indemnify and hold harmless the undersigned, the officers and directors of the undersigned, and their respective agents, employees and affiliates, from and against any and all losses, claims, damages or liabilities, including reasonable solicitors’ or attorneys’ fees, due to or arising out of a breach of any representation(s) or warranty(s) or covenants of the Company contained in this Agreement.

10. Further Assurances. The undersigned hereby agrees to execute or sign any and all other documents and/or take any and all such further actions as the Company may reasonably request or require in connection with the transactions contemplated by this Agreement.

11. No Waiver. Notwithstanding any of the representations, warranties, acknowledgments or agreements made herein by the undersigned, the undersigned does not thereby or in any other manner waive any rights granted to it under U.S. federal or state securities laws, the laws of England and Wales or any other jurisdiction.

12. Revocation. The undersigned acknowledges and agrees that its subscription for the Shares made by the execution and delivery of this Agreement by the undersigned is irrevocable.

13. Registration.

(a)   Subject to the terms and conditions of this Agreement, in the event the Company does not deliver certificates or ADRs evidencing (i) the Shares without any restrictive legends upon the expiration of the Restricted Period as set forth in Section 7 of this Agreement, or (ii) the Warrant Shares without any restrictive legends upon the expiration of the Restricted Period as set forth in Section 2 of the Warrant, the Company shall prepare and file, no later than seventy five (75) days from the date hereof (the “Filing Deadline”), with the SEC a registration statement on Form F-3 under the Securities Act (the “Registration Statement”) for the resale by the undersigned of the Shares and the Warrant Shares (the “Registrable Securities”). Prior to the filing of the Registration Statement with the SEC, the Company shall furnish a copy of the Registration Statement to the undersigned for its review and comment. The undersigned shall furnish comments on the Registration Statement to the Company within twenty-four (24) hours of the receipt thereof from the Company. Notwithstanding any other provision hereof, any reduction in the number of Ordinary Shares registered for resale under the Registration Statement as a result of comments received in writing from the SEC with respect to the Initial Registration Statement shall not constitute a breach or default by the Company under this Agreement or any other agreement between the undersigned and the Company.

(b)   The Company shall use its commercially reasonable efforts to have the Registration Statement declared effective by the SEC no later than forty five (45) days after the date on which it is filed with SEC (the “Scheduled Effective Deadline”).

(c)   The Company shall keep the Registration Statement effective pursuant to Rule 415 at all times until the earlier of (i) the date on which the undersigned shall have sold all the Registrable Securities covered by such Registration Statement or (ii) the date that all of the Registrable Securities may be freely traded without registration under the Securities Act (the “Registration Period”), which Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(d)   The Company shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to a Registration Statement and the prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the Securities Act, as may be necessary to keep such Registration Statement effective at all times during the Registration Period, and, during such period, comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Company covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement or as provided herein.

(e) All expenses incurred in connection with registrations, filings or qualifications pursuant to Section 13, including, without limitation, all registration, listing and qualifications fees, printers, legal and accounting fees shall be paid by the Company.

(f) Until the earlier of (i) the date as of which the undersigned may sell all of the Registrable Securities without restriction under the Securities Act, or (ii) the date on which the undersigned shall have sold all of the Registrable Securities, the Company shall file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act and the regulations of the SEC thereunder, and the Company shall not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would otherwise permit such termination.

14. Miscellaneous.

(a) All notices or other communications given or made hereunder shall be in writing and shall be delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, to the undersigned at its address set forth below and to Futuremedia Public Limited Company at Nile House, Nile Street, Brighton BN1 1HW, Attention: Andrew Haire.

(b) Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and shall be governed by the laws of England and Wales.

(c) This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

(d) This Agreement shall be binding upon the legal representatives, successors and assigns of all parties hereto.

(e) All terms used herein shall be deemed to include the masculine and the Feminine and the singular and the plural as the context requires.

(f) The representations and warranties of the Company and the undersigned contained herein and the agreements and covenants set forth herein, shall survive for a period of two (2) years from the date hereof.

[Signature Page to Follow]

SIGNATURE PAGE

EXECUTED this 2nd day of May, 2007

Number of Securities subscribed for: 446,428

446,428 ADSs at $1.12 per ADS; and

Warrants to purchase 3,000,000 ADSs at an exercise price of $1.12 per ADS (as such price may be amended according to the terms of the warrant therefore).

Aggregate Purchase Price:   $500,000.00

NATIONAL AIR CARGO, MIDDLE EAST, FZE

By: /s/ Jacob Matthew
Jacob Matthew
Country Director

Address:
P.O. Box 54429, W101, West Wing Dubai
Airport Free Zone
Dubai U.A.E.

Check Appropriate Space:
☐  Individual Ownership
☐  Joint Tenants with Right of Survivorship
☐ Tenants in Common
☒    Other: United Arab Emirates Company

ACCEPTANCE

APPROVED AND ACCEPTED in accordance with the terms of this
Agreement on May 2, 2007.

FUTUREMEDIA PLC

By: /s/ Leonard M Fertig
Name: Leonard M Fertig
Title: CEO